MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2011

MIND C.T.I. LTD.

(An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR 2011

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	F-3
Statements of operations	F-4
Statements of changes in shareholders’ equity	F-5
Statements of cash flows	F-6
Notes to financial statements	F-7-26

The amounts are stated in U.S. dollars ($) in thousands.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MIND C.T.I.

We have audited the accompanying consolidated balance sheets of MIND C.T.I. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel Aviv, Israel	/s/ Brightman Almagor Zohar & Co.
March 1, 2012	Certified Public Accountants
A member of Deloitte Touche Tohmatsu

F-2

MIND C.T.I. LTD

CONSOLIDATED BALANCE SHEETS

		December 31,
		2011	2010
	Note	U.S. $ in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	9a	$13,866	$17,582
Short term bank deposits		4,275	2,905
Available for sale securities	2	409	-
Accounts receivable, net	9b
Trade		1,763	1,585
Other		271	154
Prepaid expenses		51	164
Deferred cost of revenues		1,056	199
Deferred taxes	8d	192	-
Inventory		29	30
Total current assets		21,912	22,619

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	2	473	-
Severance pay fund	5	1,213	1,512
Deferred cost of revenues		28	66
Deferred taxes	8d	85	-
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION	3	880	834
GOODWILL	4	5,430	5,430
Total assets		$30,021	$30,461

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		$749	$244
Other	9c	1,214	1,236
Deferred revenues		2,950	3,020
Total current liabilities		4,913	4,500
LONG TERM LIABILITIES :
Deferred revenues		633	276
Employees' rights upon retirement	5	1,456	1,702
Total liabilities		7,002	6,478

SHAREHOLDERS’ EQUITY:	7
Share capital		54	54
Additional paid-in capital		30,309	35,633
Accumulated other comprehensive income		(70)	-
Differences from translation of foreign currency financial statements of a subsidiary		(1,149)	(1,140)
Treasury shares		(2,652)	(2,800)
Accumulated deficit		(3,473)	(7,764)
Total shareholders’ equity		23,019	23,983

Total liabilities and shareholders’ equity		$30,021	$30,461

The accompanying notes are an integral part of the financial statements.

F-3

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
		2011	2010	2009
		U.S. dollars in thousands,
	Note	except per share data

REVENUES:	10a
Sales of licenses		$5,486	$6,553	$6,135
Services		13,759	13,333	11,439
Less stock- based compensation granted to a customer		(332)	-	-
		18,913	19,886	17,574
COST OF REVENUES
Cost of sales of licenses		398	443	483
Cost of services		6,078	5,724	5,930
		6,476	6,167	6,413

GROSS PROFIT		12,437	13,719	11,161

RESEARCH AND DEVELOPMENT EXPENSES	10b	4,673	4,057	4,448

SELLING AND MARKETING EXPENSES	10c	1,995	2,119	2,220

GENERAL AND ADMINISTRATIVE EXPENSES	10d	1,834	1,555	2,324

IMPAIRMENT OF GOODWILL	4	-	586	-

IMPAIRMENT OF INTANGIBLE ASSETS	10e	-	407	-

OPERATING INCOME		3,935	4,995	2,169

FINANCIAL INCOME (EXPENSES):

AUCTION RATE SECURITIES SETTLEMENT	10f	-	-	18,500
IMPAIRMENT OF AUCTION RATE SECURITIES		-	-	(941)
OTHER FINANCIAL INCOME - net	10g	171	49	256

INCOME BEFORE TAXES ON INCOME		4,106	5,044	19,984
INCOME TAX EXPENSE (BENEFIT)	8	(185)	188	197

NET INCOME FOR THE YEAR		$4,291	$4,856	$19,787

EARNINGS PER ORDINARY SHARE -	10h
Basic and diluted		$0.23	$0.26	$1.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS	10h

Basic		18,679	18,467	19,012

Diluted		18,803	18,613	19,012

The accompanying notes are an integral part of the financial statements.

F-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Differences from
	Share capital			translation of	Accumulated
	Number		Additional	foreign currency	other
	Outstanding		paid-in	financial statement	comprehensive	Accumulated	Treasury
	of shares	Amount	capital	of a subsidiary	loss	deficit	shares	Total
	In thousands	U.S. dollars in thousands

BALANCE AS OF JANUARY 1, 2009	19,494	$54	$53,742	$(1,324)	$-	$(32,407)	$(1,631)	$18,434
CHANGES DURING 2009:
Translation adjustments	-	-	-	272	-	-	-	272
Net income	-	-	-	-	-	19,787	-	19,787
Total comprehensive loss								20,059
Dividend paid (Note 7c)	-	-	(14,780)	-	-	-	-	(14,780)
Employees share based compensation expenses	-	-	143	-	-	-	-	143
Cost of acquisition of treasury shares	(1,065)	*	-	-	-	-	(1,169)	(1,169)
BALANCE AS OF DECEMBER 31, 2009	18,429	54	39,105	(1,052)	-	(12,620)	(2,800)	22,687
CHANGES DURING 2010:
Translation adjustments	-	-	-	(88)	-	-	-	(88)
Net income	-	-	-	-	-	4,856	-	4,856
Total comprehensive income								4,768
Dividend paid (Note 7c)	-	-	(3,686)	-	-	-	-	(3,686)
Employees share based compensation expenses	-	-	139	-	-	-	-	139
Employee stock options exercised	66	*	75	-	-	-	-	75
BALANCE AS OF DECEMBER 31, 2010	18,495	54	35,633	(1,140)	-	(7,764)	(2,800)	23,983
CHANGES DURING 2011:
Translation adjustments	-	-	-	(9)	-	-	-	(9)
Revaluations of available for sale securities	-	-	-	-	(131)	-		(131)
Realized loss on sale of available for sale securities	-	-	-	-	61	-	-	61
Net income	-	-	-	-	-	4,291	-	4,291
Total comprehensive income								4,212
Dividend paid (Note 7c)	-	-	(5,968)	-	-	-	-	(5,968)
Stock- based compensation granted to a customer	-		332	-	-	-		332
Employees share based compensation expenses	-	-	61	-	-	-	-	61
Exercise of options from treasury stock issued to employees	63	-	-	-	-	-	148	148
Employee stock options exercised	172	*	251	-			-	251
BALANCE AS OF DECEMBER 31, 2011	18,730	$54	$30,309	$(1,149)	$(70)	$(3,473)	$(2,652)	$23,019

* Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

F-5

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,291	$4,856	$19,787
Adjustments to reconcile net income to net cash
provided by operating activities:
Auction rate securities settlement	-	-	(18,500)
Depreciation and amortization (see Note 3 and Note 10e)	295	582	778
Impairment of auction rate securities	-	-	941
Impairment of goodwill	-	586	-
Impairment of intangible asset	-	407	-
Financial loss from available for sale securities	47	-	-
Deferred income taxes, net	(277)	-	113
Accrued severance pay	(138)	134	39
Capital gain on sale of property and equipment, net	(19)	(15)	(10)
Employees share based compensation	61	139	143
Stock- based compensation granted to a customer (deducted from revenues)	332	-	-
Realized loss on sale of available for sale securities	61	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(168)	(352)	2,265
Other	(167)	44	(51)
Decrease (increase) in prepaid expenses and deferred cost of revenues	(705)	(74)	270
Decrease in inventories	1	4	2
Increase (decrease) in accounts payable and accruals:
Trade	505	(207)	(19)
Other	(22)	(336)	(169)
Increase in deferred revenues	288	536	677
Net cash provided by operating activities	4,385	6,304	6,266

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from settlement of auction rate securities	-	-	18,500
Purchase of available for sale securities	(2,505)	-	-
Proceeds from sale of available for sale securities	1,445	-	-
Purchase of property and equipment	(401)	(171)	(367)
Severance pay funds	191	(208)	(416)
Investment in short-term bank deposits	(1,393)	(722)	(2,183)
Proceeds from sale of property and equipment	79	40	194
Net cash provided by (used in) investing activities	(2,584)	(1,061)	15,728

CASH FLOWS FROM FINANCING ACTIVITIES:
Cost of acquisition of treasury shares	-	-	(1,169)
Employee stock options exercised and paid	399	75	-
Dividend paid	(5,968)	(3,686)	(14,780)
Net cash used in financing activities	(5,569)	(3,611)	(15,949)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	52	(45)	228

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,716)	1,587	6,273
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,582	15,995	9,722

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,866	$17,582	$15,995
SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON-CASH ACTIVITIES -
Taxes paid	$72	$190	$85
Supplier credit granted to the company for property and equipment investments	$39	$-	$-

The accompanying notes are an integral part of the financial statements.

F-6

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1       - SIGNIFICANT ACCOUNTING POLICIES:

a.        General:

1)        Nature of operations

MIND C.T.I. Ltd. (the “Company”) is an Israeli company, which together with its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates billing and customer care systems, including consulting and managed services, primarily to wireless, wireline, next-generation service providers throughout the world. The Company also provides a call management system used by enterprises for call accounting, traffic analysis, and fraud detection.

The Company has wholly-owned subsidiaries in the United States ("Mind Software Inc." or "Sentori"), Romania ("Mind Software SRL"), and U.K ("Mind Software Limited" or "Omni").

2)        Accounting principles

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

3)        Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The most significant estimates with regard to the Company's consolidated financial statements relate to revenue recognition of products and service sales using the percentage of completion method, the valuation of auction rate securities, and the impairment of goodwill and other intangible asset.

4)        Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries, except the subsidiary in the U.K. as described below, are conducted is the U.S. dollar (“dollar” or “$”). Most of the Company’s revenues are derived from sales outside of Israel, which are denominated primarily in dollars. In addition, the majority of the Company’s cash reserves and financing activities are denominated in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are re-measured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

The functional currency of the subsidiary in the U.K. is the British Pound. The financial statements of this subsidiary are included in consolidation, based on translation into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters” (formerly SFAS No. 52): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at periodically average exchange rates during the year. Differences resulting from translation are presented in shareholders’ equity.

F-7

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

2)	Inter-company balances and transactions have been eliminated in consolidation. Profits from inter-company sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

c.	Reclassifications

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

d.	Cash equivalents

The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from original date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

e.	Short-term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost.

f.	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

The AFS held by the Company are traded in an active market and are stated at fair value at the end of each reporting period. Interest income calculated using the effective interest method. Changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income (loss). Unrealized losses considered to be temporary are reflected in other comprehensive income (loss). Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. See also Note 2.

g.	Inventories

Inventories are valued at the lower of cost or market value. Cost is determined by the “first-in, first-out” method. Most of the inventories consist of acquired hardware.

F-8

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Property and equipment:

1)	These assets are stated at cost less accumulated depreciation.

2)	The assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15-33
(mainly 33)
Office furniture and equipment	6-7
Vehicles	15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

i.	Goodwill

Goodwill reflects the excess of the purchase price of subsidiaries acquired over the fair value of net assets acquired. Under ASC 350 (formerly SFAS No. 142), goodwill is not amortized but rather tested for impairment at least annually. The Company performs annual testing for impairment of the goodwill during the third quarter of each year. During 2010 and as a result of impairment test performed in the third quarter, the Company recorded impairment of approximately $586 thousand of its goodwill, see also Note 4.

j.	Income taxes:

1)	Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not, that such asset will not be realized.

2)	The Company adopted the provisions of Financial Accounting Standards Board (FASB) interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an Interpretation of ASC 740-10 on January 1, 2007.

k.	Revenue recognition:

The Company’s revenues consist of revenues generated from software licensing, sales of professional services, including integration and implementation, sales of third-party hardware and software, maintenance services, managed services and training.

The Company applies the provisions of Statement of ASC 985-605, "Revenue Recognition" (formerly SOP No. 97-2) and ASC 605-35, "Construction-Type and Production-Type Contracts" (formerly SOP No. 81-1), as follows:

F-9

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Revenue recognition (continued):

i)	Licenses

Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collection is probable. If collection is not considered probable, revenue is recognized when the fee is collected. The Company generally does not grant a right of return on products sold to customers.

ii)	Services

The services the Company provides consist of implementation, training, hardware installation, maintenance, support and project management. All services are priced on a fixed price basis and are recognized ratably over the period in which the services are provided except services which are recognized under the percentage-of-completion method as described below.

Products are mainly supplied with maintenance for a period of one year from delivery. When revenue on sale of the products is recognized, the Company defers a portion of the sales price and recognizes it as maintenance revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders maintenance solely. Where vendor specific objective evidence for fair value cannot be determined, the entire sale is being recognized over the maintenance period. Where the services are considered essential to the functionality of the software products, both the software product revenue and the revenue related to the integration and implementation services are recognized under the percentage-of-completion method in accordance with ASC 605-35. The Company generally determines the percentage-of-completion by comparing the labor performed to date to the estimated total labor required to complete the project. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.

(iii)	Managed Services

Revenues from managed services include a monthly fee for services and for right of use and are recorded as service revenues and license revenues, respectively. The monthly fee is based mainly on number of subscribers or customer’s business volume and the agreements include a minimum monthly charge. These revenues are recognized on a monthly basis. Where installation services are sold together with a managed services contract, the installation services are being recognized over the entire contract term, commencing the deployment finalization.

Deferred costs of revenues are presented net of related advances from customers.

l.	Research and development expenses

Pursuant to ASC 985-20, "Software - Costs of Software to be Sold, Leased, or Marketed" (formerly SFAS No. 86), development costs related to software products are expensed as incurred until the “technological feasibility” of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

F-10

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

n.	Stock based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly SFAS No. 123 (R)), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award, net of estimated forfeitures.

o.	Earnings (loss) per share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

p.	Treasury shares

Treasury shares are presented as a reduction in shareholders' equity, at their cost to the Company, under "Treasury shares".

q.	Concentration of credit risks

Most of the Company’s and its subsidiaries' cash and cash equivalents as of December 31, 2011 and 2010 were deposited with Israeli, European and U.S. banks. The Company is not aware of any specific credit risks in respect of these banks.

The Company's revenues have been generated from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

F-11

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Recently issued accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued amended standards to achieve a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. For assets and liabilities categorized as Level 3 and recognized at fair value, these amended standards require disclosure of quantitative information about unobservable inputs, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, these amended standards require that we disclose the level in the fair value hierarchy for financial instruments disclosed at fair value but not recorded at fair value. These new standards are effective beginning in the first quarter of 2012; early adoption of these standards is prohibited. The Company does not expect these new standards to significantly impact its consolidated financial statements.

In June 2011, the FASB issued amended standards to increase the prominence of items reported in other comprehensive income. These amendments eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity—except investments by, and distributions to, owners—be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, these amendments require that we present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These new standards are effective beginning in the first quarter of 2012 and are to be applied retrospectively. These amended standards will impact the presentation of other comprehensive income but will not impact the Company's financial position or results of operations.

In September 2011, the FASB issued amended standards to simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform further goodwill impairment testing as outlined in the previously issued standards. These amended standards are effective beginning in the first quarter of 2012. The Company does not expect these new standards to significantly impact its consolidated financial statements.

NOTE 2      - AVAILABLE FOR SALE SECURITIES:

As of December 31, 2011 the company held short and long term security bonds which are classified as available for sale securities and are presented in their fair value. The fair value of the available for sale securities based on quoted prices in active markets for identical instruments (Level 1 as defined under ASC820).

		December 31
	Maturity year	2011	2010
		U.S. dollars in thousands

Short-term – security bond	2012	$409	$-

Long-term - security bond	Perpetual	$473	$-

F-12

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2011	2010
	U.S. dollars in thousands

Computers and electronic equipment	$4,048	$3,908
Land	263	263
Office furniture and equipment	348	346
Vehicles	413	531
Leasehold improvements	8	7
	5,080	5,055
Less - accumulated depreciation and amortization	4,200	4,221
	$880	$834

b.	Depreciation and amortization expenses totaled $295 thousand, $352 thousand and $440 thousand in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 4      - GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The carrying value of goodwill was allocated to MIND’s reporting units pursuant to ASC 350 (formerly SFAS No. 142).

ASC 350 requires that companies not amortize goodwill, but instead test for impairment at least annually using a two-step approach. The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. Under the income approach, the Company determined fair value based on estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn.

Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied value of goodwill for the reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

F-13

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4      - GOODWILL (continued):

During the third quarter of 2010, the Company performed an annual impairment test. The first step for goodwill impairment testing compares the fair value of the reporting unit to its carrying value including goodwill. If the fair value is greater than the carrying value, no further analysis is necessary and no impairment exists. If the fair value is less than the carrying value, a second step is required to determine the amount of potential goodwill impairment. Based on the results of the first step, the Company performed the second step and determined that goodwill related to the acquisition of Omni was impaired. Accordingly, the Company recorded an impairment charged to its goodwill of $586 thousand.

Composition of goodwill and the changes during 2011 and 2010 are as follows:

	Year ended December 31
	2011	2010
	U.S. dollars in thousands

Balance at beginning of year	$5,430	$6,029
Impairment recognized during the year	-	(586)
Translation adjustments	-	(13)
Balance at end of year	$5,430	$5,430

NOTE 5      - EMPLOYEES' RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

The amounts accrued and the portions funded, with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31
	2011	2010
	U.S. dollars in thousands

Accrued severance pay	$1,456	$1,702
Less - amounts funded (presented in “Investment and other non current assets”)	(1,213)	(1,512)
Unfunded balance	$243	$190

F-14

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

a.	(continued):

The amounts of accrued severance pay as above cover the Company’s severance pay liability in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

Withdrawals from the funds are generally made for the purpose of paying severance pay.

b.	The severance pay expenses were $290 thousand, $123 thousand and $98 thousand in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 6      - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments

The Company and its subsidiaries entered into premises lease agreements that will expire between 2012 to 2015.

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2011, are as follows:

U.S. dollars in thousands
Years ending December 31:
2012	$484
2013	434
2014	434
2015	147
$1,499

Rental expense totaled $585 thousand, $584 thousand, and $861 thousand in the years ended December 31, 2011, 2010 and 2009, respectively.

b.	Contingent liabilities:

The Company has provided bank guarantees relating to future performance on certain contracts. As of December 31, 2011, contingent liabilities on outstanding bank guarantees aggregated to an amount of approximately $66 thousand. These amounts are secured by bank deposits.

F-15

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7      - SHAREHOLDERS’ EQUITY

a.	Share capital:

The Company’s ordinary shares are traded in the United States on the NASDAQ National Market, under the symbol MNDO.

b.	Treasury shares:

In September 2008, the Company’s Board of Directors authorized a plan for the repurchase of up to 2,100,000 of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. As of December 31, 2008, the Company had repurchased 2,100,000 ordinary shares under the program at a total purchase price of approximately $1.6 million, after getting an approval by an Israeli court in accordance to the Israeli Companies Law. In February 2009, the Company’s Board of Directors authorized additional repurchase transactions of the Company’s shares in the total amount of $1.2 million pursuant to the 2008 repurchase plan. As of December 31, 2009, the Company has purchased an aggregate amount of 3,165,092 ordinary shares at a total purchase price of $2.8 million. In November, 2009 the Company’s Board of Directors authorized a new plan for the repurchase of the Company’s ordinary shares in the open market, in an amount in cash of up to $1.8 million and in February 2010 this repurchase was approved by an Israeli court in accordance to the Israel Companies Law. As of December 31, 2011, no repurchases have been made under this new plan. As of December 31, 2011 the treasury shares amounted to $2.65 million after exercise of options from treasury stock issued to employees in the amount of $148 thousands.

c.	Dividend:

Dividends paid per share in the years ended December 31, 2011, 2010 and 2009 were $0.32, $0.20 and $0.80, respectively.

The Company paid dividends to its shareholders in the amounts of $6.0 million, $3.7 million and $14.8 million during 2011, 2010 and 2009, respectively. Since at the time of each of these distributions the Company had insufficient statutory retained earnings, the distribution was done by way of reduction of additional paid-in capital, after due approval by an Israeli court order, in accordance to the Israeli Companies Law.

F-16

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7    -  SHAREHOLDERS’ EQUITY (continued)

d.        Stock option plans:

In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 and in 2003 (the “1998 Plan”). During 2004, the Board of Directors approved an employee stock option plan (the “2000 Plan”). Under the 1998 Plan (as amended in 2000 and in 2003) and the 2000 plan, options for up to 4,306,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries. The 1998 Plan and 2000 Plan expired in December 2010.

In 2011, the Board of Directors and the 2011 Annual General Meeting of the Company’s shareholders approved a share incentive plan (the “2011 Share Incentive Plan”). Under the 2011 Share Incentive Plan, options for up to 1,800,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries, directors, consultants or contractors of the Company.

Each option can be exercised to purchase one Ordinary Share. Immediately upon issuance, the Ordinary Shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

The Board of Directors determines the exercise price and the vesting period of the options granted. The outstanding options granted under the above mentioned plans vest over three to five years. Options not exercised will expire approximately 5-7 years after they are granted.

The compensation costs charged against income for all of the Company's equity remuneration plans during 2011, 2010 and 2009 were approximately $61 thousand, $139 thousand and $143 thousand, respectively without any reduction in income taxes.

In January 2011, we issued to a new customer a warrant to purchase 924,545 ordinary shares of MIND at an exercise price of $2.48 per share (equal to the average closing price per share of MIND's ordinary shares on the NASDAQ Stock Market during the 30 trading day period immediately preceding the date of the issuance thereof).  The Warrant is exercisable from time to time for a period of 18 months following the date of issuance thereof. The compensation cost of $332 thousands was deducted from 2011 revenues.

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003, and pursuant to an election made by the Company thereunder, Israeli employees (except for employees who are deemed “Controlling Members” under the Israeli Income Tax Ordinance) will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

The following is a summary of the status of the 1998 Plan, 2000 plan and 2011 Share Incentive Plan as of December 31, 2011, 2010 and 2009, and changes during the years ended on those dates:

F-17

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7     -  SHAREHOLDERS’ EQUITY (continued)

d.           Stock option plans: (continued)

1)

	Years ended December 31
	2011		2010		2009
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at
beginning of year	837,400	$2.45	888,400	$2.58	959,840	$2.73
Changes during year:
Granted (a)	334,000	$1.71	168,000	$1.38	93,000	$1.04
Exercised	(235,000)	$1.70	(66,000)	$1.13
Forfeited	(1,000)	$2.77	(64,000)	$1.00	(34,500)	$1.25
Expired	(118,200)	$4.02	(89,000)	$3.84	(129,940)	$2.91
Options outstanding at
end of year	817,200	$2.06	837,400	$2.45	888,400	$2.58

Options exercisable at
end of year	367,700	$2.77	614,400	$2.87	500,300	$3.57
Weighted average grant date fair value of options granted during the year (b)		$0.59		$0.89		$0.26

(a)        In 2011 the options were granted with an exercise price equal to the average closing price per share of the Company ordinary shares on the stock market during the 30 trading day period immediately preceding the date of grant of such option or with an exercise price equal to Par value of NIS 0.01.

In 2010 the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval or with an exercise price equal to Par value of NIS 0.01.

In 2009 the options were granted with an exercise price equal to the market price of the Company’s stock at date of three trade days from the grant approval.

F-18

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7    -  SHAREHOLDERS’ EQUITY (continued)

d.       Stock option plans: (continued)

1)        (continued)

(b)       The fair value of each stock option granted is computed on the date of grant according to the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2011	2010	2009

Dividend yield	10%	8%	5%

Expected volatility*	59%	61%	47%

Average risk-free interest rate	1.0%	1.8%	1.9%

Expected average term - in years	3.83	3.14	3.75

*	Volatility is based on historical volatility of the Company's share price for periods matching the expected term of the option until exercise.

As of December 31, 2011 there were approximately $189 thousand of total unrecognized compensation costs, net of expected forfeitures, related to nonvested share-based compensation awards granted under the stock option plan. The costs are expected to be recognized over a weighted average period of 1.60 years.

2)        The following table summarizes information about options outstanding and exercisable as of December 31, 2011:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted	Weighted
	outstanding	average	average	exercisable	average	average
Range of	At	remaining		At	remaining
exercise	December 31,	contractual	exercise	December 31,	contractual	exercise
prices	2011	Life	price	2011	life	Price
	Years			Years

$ 0.003 - 1.04	177,000	2.68	0.65	61,500	2.31	0.82
$ 1.80 - 2.21	374,000	4.57	1.95	40,000	3.20	1.80
$ 2.77 - 2.87	83,000	0.70	2.82	83,000	0.70	2.82
$ 3.24 - 5.08	183,200	0.59	3.61	183,200	0.59	3.61
	817,200	2.87	2.13	367,700	1.19	2.77

F-19

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -  TAXES ON INCOME:

a.        Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Substantially all of the Company’s production facilities have been granted “approved enterprise” status under the above law (including Amendment No. 60 to the law that was published in April 2005). Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise (provided the maximum period to which it is restricted by law has not elapsed), since the Company has elected the “alternative benefits” scheme (involving waiver of investment grants).

The Company has two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired at the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000 and expired at the end of 2009. Commencing 2005, the income derived from the first approved enterprise, according to the computation of the increase in the turnover, is subject to regular tax rates, see c. below.

According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

Due to the accumulated tax losses of the Company and since the Company does not have approved enterprise taxable income, the Company expects that no additional tax liability will be incurred by the Company as a result of dividend distribution from the balance of undistributed income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

On January 6, 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the "Law") was published. The amendment has a substantial effect on the current provisions of the Law. The followings are the major changes in the amendment:

1.	A company located in Preferred Area A can file for both grants and tax benefits.
2.	The requisites for benefits were changed with most significant change is that the Minimum investment requirement was removed. In addition the definition of Approved entity was changed.
3.	The income attribution based on revenues was cancelled, the result is that Approved entity would be taxable on it entire income at a fixed rate.
4.	Tax exemption was cancelled.
5.	Dividend payable from preferred income would be tax exempted.
6.	The Grant Rate out of the approved investment would be up to 24%

The Tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year of 2015 and onwards. Prior to 2015 the following tax rates will be applicable:

 For the years 2011-2012 10% and 15% respectively and for the years 2013-2014 7% and 12.5% respectively.

During 2011 the Company had chosen the status of the 2011 Amendment; however, the Company is still reviewing the application of the new benefits under the Amendment as related to the Company.

F-20

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -  TAXES ON INCOME: (continued)

b.        Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law. As such, the Company is entitled to claim depreciation at increased rates for equipment used in industrial activity, as stipulated by regulations published under the inflationary adjustments law.

c.        Other applicable tax rates:

1)        Income from other sources in Israel

The income of the Company (other than income from ”approved enterprises”, see a. above) is taxed at the corporate tax rate of 26% in 2009, 25% in 2010 and 24% in 2011.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and 2016 and thereafter - 18%.

On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012.

2)        Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

d.         Deferred income taxes:

	December 31
	2011	2010
	U.S. dollars in thousands
1) Provided in respect of the following:

Research and development expenses	$244	$425
Allowance for doubtful accounts	10	35
Carryforward tax losses	1,723	4,507
Other	23	28
Less- valuation allowance	(1,723)	(5,005)
	$277	$-

2)        As of December 31, 2011, the carryforward tax losses are related to the company subsidiaries (mainly in the USA) and amounted to approximately $6 million. The Company has provided valuation allowance in respect of deferred tax assets resulting from carryforward tax losses. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

F-21

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -  TAXES ON INCOME: (continued)

e.        Taxes on income included in the statements of operations:

1)         As follows:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands
Current:
In Israel	$43	$126	$17
Outside Israel	49	62	67
	92	188	84
Deferred in Israel	(277)	-	113
	$(185)	$188	$197

2)        Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see c. above), and the actual tax expense:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands
Income before taxes on income, as
reported in the statements of operations*	$4,106	$5,044	$19,984
Theoretical tax expense	985	1,261	5,196
Less - tax benefits arising from approved
enterprise status, see a. above	-	(489)	5,086
	985	772	110
Increase (decrease) in taxes resulting from permanent differences:
Disallowable deductions	18	23	191
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes	-	-	92
Taxes in respect of previous years	-	54	-
Changes in valuation allowance	(3,283)	(2,104)	(2,320)
Changes in taxes resulting from computation of deferred taxes at a rate which is different from the theoretical rate and other	2,095	1,443	2,124
Taxes on income for the reported year	$(185)	$188	$197
* As follows:
Taxable in Israel	$3,418	$5,168	$22,115
Taxable outside Israel	688	(124)	(2,131)
	$4,106	$5,044	$19,984

f.         Tax assessments

The Company has received final assessments from the tax authorities, through the year ended December 31, 2005. The subsidiaries, except Omni, have not been assessed since incorporation. Omni has received final tax assessments through tax year 2006.

F-22

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9    -  SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.        Cash and cash equivalents

The balance as of December 31, 2011 and 2010 includes $8.4 million and $13.3 million, respectively, of highly liquid bank deposits. The deposits are mainly denominated in dollars and, as of December 31, 2011, bear weighted average annual interest of 1.55%.

b.         Accounts receivable:

	December 31
	2011	2010
	U.S. dollars in thousands
1) Trade:
Open accounts	$2,071	$2,020
Less - allowance for doubtful accounts *	(308)	(435)
	$1,763	$1,585

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

* The changes in allowance for doubtful
accounts are composed as follows:
Balance at beginning of year	$435	$664	$850
Increase (decrease) during the year	(15)	(201)	251
Bad debt written off	(112)	(28)	(437)
Balance at end of year	$308	$435	$664

	December 31
	2011	2010
	U.S. dollars in thousands
2) Other:
Government of Israel	$162	$79
Employees	39	19
Sundry	70	56
	$271	$154

c.         Accounts payable and accruals - other:

	December 31
	2011	2010
	U.S. dollars
	in thousands

Payroll and related expenses	$594	$586
Government institutions	236	238
Accrued vacation pay	77	76
Accrued expenses and sundry	307	336
	$1,214	$1,236

F-23

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -  SELECTED STATEMENT OF OPERATIONS DATA:

a.        Revenues:

1)        The Company's revenues derive from sale of software products in one operating segment. The Company has two product lines: (i) product line “A” - billing and customer care solutions for service providers; and (ii) product line “B” - call accounting and call management solutions for enterprises. Revenues from Sentori and Omni product lines are included in product line “A”.

Following are data regarding revenues classified by product lines:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

Product line “A”	$14,804	$15,717	$15,040
Product line “B”	4,109	4,169	2,534
	$18,913	$19,886	$17,574

2)        Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

United States	$9,405	$9,137	$7,461
United Kingdom	403	850	2,472
Italy	1,542	1,483	1,860
Rest of Europe	4,740	5,456	3,987
Israel	1,551	1,053	823
Other	1,272	1,907	971
	$18,913	$19,886	$17,574

Property and equipment - by geographical location:

	December 31
	2011	2010
	U.S. dollars in thousands

Israel	$487	$425
Romania	389	393
United Kingdom	3	14
United States	1	2
	$880	$834

F-24

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -  SELECTED STATEMENT OF OPERATIONS DATA (continued):

b.           Research and development expenses:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

Payroll and related expenses	$3,780	$3,185	$3,391
Rent and related expenses	300	266	357
Depreciation and amortization	169	168	187
Other	424	438	513
	$4,673	$4,057	$4,448

c.         Selling and marketing expenses:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

Payroll and related expenses	$1,644	$1,584	$1,593
Depreciation and amortization	17	142	218
Travel and conventions	145	166	111
Other	189	227	298
	$1,995	$2,119	$2,220

d.         General and administrative expenses:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands

Payroll and related expenses	$1,013	$1,065	$1,171
Depreciation and amortization	57	71	83
Insurances	85	114	105
Office expenses	123	78	97
Professional services	337	331	764
Attorney’s fees reimbursement	-	-	(420)
Allowance for doubtful accounts and
bad debts	(5)	(201)	324
Other	224	97	200
	$1,834	$1,555	$2,324

e.         Impairment of intangible asset

During 2010 and based on an impairment test, the Company decided to write off the remaining balance of the intangible assets.

Amortization expenses totaled $637 thousand and $338 thousand in the years ended December 31, 2010 and 2009, respectively.

The expenses recorded in 2010 include an impairment charged to Customer relationship and technology related to the acquisition of Omni in the amount of approximately $407 thousand. During the impairment test which is performed each year (see note 4) the company reassess the intangible assets for impairment by subtracting the asset's fair value from the asset's carrying value.

F-25

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -  SELECTED STATEMENT OF OPERATIONS DATA (continued):

f.        Auction rate Security Settlement

In September 2009, the company recognized an income of $18.5 million due to the settlement of a claim the company filed in an arbitration proceeding against an investment firm that purchased Auction Rate Security (“the Security”) for the company’s account. The Company was also reimbursed for $0.4 million out of the Company’s legal costs related to the class action securities law suit which was filed against the Company in 2009, which was dismissed in 2010. The reimbursement was recorded as a reduction of General and Administrative expenses (see d. above). As of December 31, 2009, the Company had recognized losses in the aggregated amount of $20.3 million related to the investment in the Security.

g.       Other financial income (expenses) - net:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands
Income:
Interest on bank deposits and short-term investments	$157	$94	$86
Interest on long-term securities	-	-	158
Non-dollar currency gains - net	-	-	53
Interest on available for sale securities	154	-	-
	311	94	297
Expenses:
Non-dollar currency losses - net	(58)	(19)	-
Bank commissions and charges	(21)	(26)	(41)
Realized loss on sale of available for sale securities	(61)	-	-
	(140)	(45)	(41)
	$171	$49	$256

h.        Earnings per ordinary share (“EPS”)

Following are data relating to the weighted average number of shares for the purpose of computing EPS:

	Years ended December 31
	2011	2010	2009
	U.S. dollars in thousands
Weighted average number of shares
issued and outstanding - used in
computation of basic EPS	18,679	18,467	19,012
Add - incremental shares from assumed
exercise of options	124	146	-
Weighted average number of shares used
in computation of diluted EPS	18,803	18,613	19,012

In the years ended December 31, 2011, 2010 and 2009, options that their effect was anti-dilutive, were not taken into account in computing the diluted earning per share.

The number of options that could potentially dilute EPS in the future and were not included in the computing of diluted EPS is 266,200 options for 2011, 508,400 options for 2010 and 888,400 options for 2009.

F-26